Exhibit 99.1

CHINA HYDROELECTRIC CORPORATION ANNOUNCES
COMPLETION OF MERGER

BEIJING, China, July 9, 2014 — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced the completion of its merger (the “Merger”) with CPT Wyndham Sub Ltd. (“Merger Sub”), a wholly-owned subsidiary of CPT Wyndham Holdings Ltd. (“Parent”), pursuant to the agreement and plan of merger (the “Merger Agreement”), dated January 13, 2014, among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a direct wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on July 3, 2014, all of the Company’s ordinary shares (including ordinary shares represented by American depositary shares (“ADSs”), each representing three ordinary shares) issued and outstanding immediately prior to the effective time of the Merger have been cancelled in exchange for the right to receive US$1.17 per ordinary share or US$3.51 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the ordinary shares and ADSs beneficially owned by Parent or any wholly owned subsidiary of Parent (including Merger Sub), or beneficially owned by affiliates of NewQuest Capital Partners or China Environment Fund III, L.P., all of which will be cancelled at the effective time of the Merger for no consideration, and (ii) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Companies Law of the Cayman Islands, which ordinary shares will be cancelled at the effective time of the Merger for the right to receive the value of such shares in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Shareholders of record as of the effective time of the Merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after the date of this announcement, The Bank of New York Mellon, in its capacity as ADS depositary (the “ADS Depositary”), will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders $3.51 per ADS surrendered (less an ADS cancellation fee of $0.05 per ADS) in cash, without interest and net of any applicable withholding taxes.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) to be suspended beginning on July 9, 2014. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

China Hydroelectric Corporation

Scott Powell Investor Relations and Corporate Communications Phone (U.S.): +1 (646) 650-1351 Email: ir@china-hydro.com	James Hull Finance Manager Phone (China): +86-10-5963-6881 Email: james.hull@china-hydro.com